Filed Pursuant to Rule 433
Registration Statement No. 333-153607
ANIXTER INC.
10.00% SENIOR NOTES DUE 2014
FINAL TERM SHEET
Dated: March 6, 2009

Issuer:	Anixter Inc.

Notes:	10.00% Senior Notes due 2014

Size:	$200,000,000

Maturity:	March 15, 2014

Coupon (Interest Rate):	10.00%

Price to Public:	92.625%

Yield to Maturity:	12.00%

Underwriting Discount per Note:	2.0%

Proceeds (before expenses) to Anixter:	$181,250,000

Interest Payment Dates:	March 15 and September 15 beginning on September 15, 2009.

Record Dates:	March 1 and September 1

Optional Redemption:	Anixter may redeem all or part of the Notes at any time at its option at a redemption price equal to the greater of (i) the principal amount of the Notes being redeemed plus accrued interest to the redemption date or (ii) a “make-whole” amount based on the yield of a comparable U.S. Treasury Security plus 0.50%.

Optional Redemption upon Certain Equity Offerings:	In addition, at any time prior to March 15, 2012, Anixter may redeem up to 35% of the Notes at a redemption price of 110% of the principal amount of the Notes redeemed, plus accrued and unpaid interest, if any, to the redemption date, with the net cash proceeds of one or more public sales of Anixter International common stock.

Trade Date:	March 6, 2009

Expected Settlement Date:	March 11, 2009

Joint Book-Running Managers:	Banc of America Securities LLC J.P. Morgan Securities Inc. Wachovia Capital Markets, LLC

Co-Manager:	Scotia Capital (USA) Inc.

CUSIP:	035287AC5

Type of Offering:	SEC registered

The following changes are being made to the “Description of Debt Securities” section in the Prospectus dated September 22, 2008 (the “Prospectus”) to generally conform the Limitations on Secured Debt covenant and the definition of “Unrestricted Subsidiary” to the similar covenant and definition in Anixter’s Indenture that is applicable to its 5.95% Senior Notes due 2015:
(i)     The exception contained in the sixth bullet of the covenant titled “Certain Covenants of Anixter and Anixter International—Limitations on Secured Debt” on page 9 of the Prospectus is deleted and will be replaced with the following:
“Security Interests securing indebtedness of Anixter or a Restricted Subsidiary owing to an Unrestricted Subsidiary of the character described in clause (c) of the definition of Unrestricted Subsidiary that finances accounts receivable;”
(ii)     The definition of Unrestricted Subsidiary on page 18 of the Prospectus under “Certain Covenants of Anixter and Anixter International—Certain Definitions” is deleted in its entirety and replaced with the following:
     “Unrestricted Subsidiary” means (a) any Subsidiary acquired or organized after the date of the Second Supplemental Indenture to the Indenture, provided, however, that such Subsidiary is not a successor, directly or indirectly, to, and does not directly or indirectly own any equity interest in, any Restricted Subsidiary, (b) any Subsidiary the principal business and assets of which are located outside the United States of America (including its territories and possessions), (c) any Subsidiary the principal business of which consists of financing the acquisition or disposition of machinery, equipment, inventory, accounts receivable and other real, personal and intangible property by persons including Anixter, Anixter International or a Subsidiary, (d) any Subsidiary the principal business of which is owning, leasing, dealing in or developing real property for residential or office building purposes, and (e) any Subsidiary substantially all the assets of which consist of stock or other securities of an Unrestricted Subsidiary or Unrestricted Subsidiaries of the character described in clauses (a) through (d) of this paragraph, unless and until, in each of the cases specified in this paragraph, any such Subsidiary shall have been designated to be a Restricted Subsidiary pursuant to clause (b) of the definition of “Restricted Subsidiary.”
(iii)     The following sentence at the end of the definition of Secured Debt on page 17 of the Prospectus under “Certain Covenants of Anixter and Anixter International—Certain Definitions” is deleted in its entirety:
“Notwithstanding the foregoing, a binding commitment to lend under a revolving credit facility shall be deemed to be an incurrence of indebtedness in the full amount of such commitment on the date that such commitment is entered into, regardless of whether the full amount of such revolving credit facility is actually borrowed, and thereafter the amount of such commitment shall be deemed to be fully borrowed at all times for purposes of the “Limitations on Secured Debt” covenant.”
(iv)     The definition of Secured Leverage Ratio on page 17 of the Prospectus under “Certain Covenants of Anixter and Anixter International—Certain Definitions” is deleted in its entirety.
The following changes are being made to the “Supplemental Description of the Notes” section in the Preliminary Prospectus Supplement (as defined below):

(i)     The following sentence at the end of the definition of Total Debt on page S-20 of the Preliminary Prospectus Supplement under “Certain Covenants of Anixter and Anixter International—Certain Definitions” is deleted in its entirety:
“Notwithstanding the foregoing, a binding commitment to lend under a revolving credit facility shall be deemed to be an incurrence of indebtedness in the full amount of such commitment on the date that such commitment is entered into, regardless of whether the full amount of such revolving credit facility is actually borrowed, and thereafter the amount of such commitment shall be deemed to be fully borrowed at all times for purposes of the Total Leverage Ratio.”
(ii)     The parenthetical “(other than under a revolving credit facility as set forth in the last sentence of the definition of Total Debt)” in the first sentence of the second paragraph of the definition of Total Leverage Ratio on page S-21 of the Preliminary Prospectus Supplement under “Certain Covenants of Anixter and Anixter International—Certain Definitions” is deleted in its entirety and replaced with the following:
"(other than the incurrence or repayment of Indebtedness in the ordinary course of business for working capital purposes pursuant to any revolving credit arrangement)”

The information in this term sheet supplements Anixter’s preliminary prospectus supplement, dated March 2, 2009 (the “Preliminary Prospectus Supplement”) and supersedes the information in the Preliminary Prospectus Supplement to the extent inconsistent with the information in the Preliminary Prospectus Supplement. This term sheet is qualified in its entirety by reference to the Preliminary Prospectus Supplement. Terms used herein but not defined herein shall have the respective meanings as set forth in the Preliminary Prospectus Supplement.
Other financial information presented in the Preliminary Prospectus Supplement is deemed to have changed to the extent effected by the changes described herein.
The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Banc of America Securities LLC toll-free 1-800-294-1322 or by e-mailing a request to dg.prospectus distribution@bofasecurities.com or by calling J.P. Morgan Securities Inc. at the following collect number: 1-212-834-4533 or by calling Wachovia Capital Markets, LLC at the following toll -free number: 1-866-289-1262 or by calling Scotia Capital (USA) Inc. at the following toll -free number: 1-800-372-3930.